InterOil Corporation

Level 3, Cairns Square

42 - 52 Abbott Street,

P.O.Box 6567

Cairns, Qld 4870

Australia

Phone: +61 7 4046 4605

Fax: +61 7 4031 4565

Email: collin.visaggio@interoil.com

May 29, 2012

Mr. Karl Hiller

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

United States of America

Re:	InterOil Corporation

Form 40-F for Fiscal Year Ended December 31, 2011

Filed March 16, 2012

File No. 001-32179

Dear Mr. Hiller,

We refer to your letter dated May 21, 2012 (the “Comment Letter”), containing comments from the staff of the Securities and Exchange Commission (the “Staff”) related to our Form 40-F for the fiscal year ended December 31, 2011. InterOil Corporation submits the following in response to the Comment Letter. In this letter, we have reproduced your comments in a bolded, italicised typeface, and have responded in normal typeface. In addition, the numbered paragraphs of this letter correspond to the numbered paragraph of the Comment Letter. We respectfully request that the Staff provide its further comments, if any, at its earliest convenience.

Form 40-F for Fiscal Year Ended December 31, 2011

Exhibit 99.2

Note 13 Oil and Gas Properties, page 41

1.	We note that you have identified five classes of property, plant and equipment in describing the costs capitalized under ‘Petroleum Prospective License drilling programs (Unproved) including exploration and development expenditure on the Elk and Antelope fields; condensate stripping and associated facilities; gas gathering and associated facilities; and liquefied natural gas plant and associated facilities in PNG.

The information described in paragraph 73 of IAS 16 should be provided for each class of property, plant and equipment. Your summary of development related activity does not appear to accomplish this objective. Please submit the revisions that you would propose to satisfy this requirement or explain why you believe it does not apply.

The Company has oil and gas properties recorded on its Consolidated Balance Sheet as at December 31, 2011 of $362,852,766. IFRS 6 ‘Exploration for and Evaluation of Mineral Resources’, paragraph 25, requires an entity to treat exploration and evaluation assets as a separate class of assets and make the disclosures required by either IAS 16 or IAS 38 consistent with how the assets are classified. As such, based on the current stage of development, the Company’s oil and gas properties have been classified as a single class of property, plant and equipment and disclosed separately from other plant and equipment (Note 12 – Plant and Equipment, which includes the Company’s Refining, Downstream, Corporate assets, and certain Upstream and Midstream - Liquefaction non-oil and gas related assets).

The paragraph referred to in your comment letter was not intended to classify the oil and gas properties into five classes of property, plant and equipment. The disclosure was instead intended to provide readers with a general understanding of some of the costs included in the balance of oil and gas properties.

In respect of the disclosures required in paragraph 73 of IAS 16, the Company believes it has satisfied each of the disclosure requirements as follows:

(a)	the measurement bases used for determining the gross carrying amount – this is disclosed in the accounting policy note 2(m):

The Company uses the successful-efforts method to account for its oil and gas exploration and development activities. Under this method, costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred. The Company continues to carry as an asset the cost of drilling exploratory wells if the required capital expenditure is made and drilling of additional exploratory wells is underway or firmly planned for the near future or when exploration and evaluation activities have not yet reached a stage to allow reasonable assessment regarding the existence of economic reserves. Capitalized costs for producing wells will be subject to depletion using the units-of-production method.

Geological and geophysical costs are expensed as incurred, except when they have been incurred to facilitate production techniques, to increase total recoverability and to determine the desirability of drilling additional development wells within a proved area. Capitalized geological and geophysical costs would be included as part of the cost of producing wells and be subject to depletion using the units-of-production method.

(b)	the depreciation methods used – not applicable as oil and gas properties are not currently being depreciated. However, when the Company begins production, the costs will be depleted using the units-of-production method as disclosed in the accounting policy note 2(m).

(c)	the useful lives or the depreciation rates used – not applicable as oil and gas properties are not currently being depreciated. However, when the Company begins production, the costs will be depleted using the units-of-production method as disclosed in the accounting policy note 2(m).

(d)	the gross carrying amount and the accumulated depreciation (aggregated with accumulated impairment losses) at the beginning and end of the period – gross carrying amount is disclosed in Note 13. There is no accumulated depreciation or accumulated impairment losses to be disclosed. For abandoned wells, the financial statements would show oil and gas properties gross, with full write down/impairment in the year the wells were abandoned, and a net nil balance.

(e)	a reconciliation of the carrying amount at the beginning and end of the period showing:

i)	additions – the movement in oil and gas properties during the year is only made up of additions and is shown in the second table in Note 13.
ii)	assets classified as held for sale – not applicable as no assets held for sale.
iii)	acquisitions through business combinations – not applicable as no assets acquired through business combinations.
iv)	increases or decreases resulting from revaluations and from impairment losses recognised or reversed in other comprehensive income – not applicable as no revaluations or impairment losses.
v)	impairment losses recognised in profit or loss – not applicable as no impairment losses.
vi)	impairment losses reversed in profit or loss – not applicable as no prior impairment losses.
vii)	depreciation – not applicable as oil and gas properties not currently being depreciated.
viii)	the net exchange differences arising on the translation of the financial statements from the functional currency into a different presentation currency, including the translation of a foreign operation into the presentation currency of the reporting entity – not applicable as the Company’s Upstream segment’s functional currency is the same as the consolidated group’s functional and presentation currency (US$).
ix)	other changes – not applicable.

Based on the above, the Company believes that the disclosure requirements under IAS 16 have been fully complied with and therefore there are no revisions necessary.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the Form 40-F filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further questions or require clarification of any of the responses set out above. I may be contacted on +61 7 4046 4605 but, in light of the time differences involved, it may be most convenient to contact me via email at collin.visaggio@interoil.com.

Yours sincerely,

/s/

Collin F. Visaggio

Chief Financial Officer